UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD

Specialized Disclosure Report

BARNES GROUP INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-4801	06-0247840
(Commission File Number)	(IRS Employer Identification No.)

123 Main Street, Bristol, Connecticut	06010
(Address of principal executive offices)	(Zip Code)
William K. Piotrowski - (860) 583-7070
(Name and telephone number of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Item 1.02 Exhibit
A copy of our Conflict Minerals Report is filed as Exhibit 1.01 and is publicly available at http://ir.barnesgroupinc.com/investor-relations/financial-reports/sec-filings/default.aspx.
Section 2 - Exhibits
Item 2.01 Exhibits

Designation	Description	Method of Filing

Exhibit 1.01	Conflict Minerals Report	Filed with this Form SD

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BARNES GROUP INC.
(Registrant)

Date: May 31, 2016	By:	/s/ James Berklas, Jr.
James Berklas, Jr.
Senior Vice President, General Counsel and Secretary